HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, Minnesota 55901
March 23, 2009

U.S. Securities and Exchange Commission	BY EDGAR
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Eric Envall
Staff Attorney

Re:	HMN Financial, Inc.
Registration Statement on Form S-3, File No. 333-156883
Ladies and Gentlemen:
     On behalf of HMN Financial, Inc. (“HMN” or the “Company”), I am pleased to submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement, as set forth in Mr. Envall’s letter to me dated February 23, 2009. For convenience, the Staff’s comment is set forth below, followed by the Company’s response.
     HMN hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Comment: As a result of the information disclosed in the Company’s Form 8-K dated January 23, 2009, please provide updated financials in accordance with the updating requirements of Rule 3-12(b) of Regulation S-X.

Response: Contemporaneously with the submission of this response letter to the Commission, the Company is filing with the Commission Pre-Effective Amendment No. 2 to the Registration Statement. Pre-Effective Amendment No. 2 provides for the incorporation by reference into the Registration Statement of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 4, 2009 (the “Form 10-K”). The Form 10-K includes the financial statements of the of the Company as of, and for the year ended, December 31, 2008, and through the incorporation by reference, such financial statements are included in the Registration Statement, as amended, in accordance with the requirements of Rule 3-12(b) of

U.S. Securities and Exchange Commission
March 23, 2009

Regulation S-X. The Form 10-K incorporates by reference certain portions of the Company’s definitive proxy statement, which was filed with the Commission earlier today.
     If you have any questions regarding this letter, or if you require additional information, please contact me. You may reach me by telephone at (507) 535-1210 or by fax at (507) 535-1301.

Sincerely,
/s/ Jon Eberle
Jon Eberle
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David B. Miller Gordon S. Weber